UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-32327

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MOSAIC UNION SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Mosaic Company

Atria Corporate Center - Suite E490

3033 Campus Drive

Plymouth, MN 55441

763-577-2700

MOSAIC UNION SAVINGS PLAN

Plan No. 019

Financial Statements and Supplemental Schedule

December 31, 2013 and 2012

(With Report of Independent Registered Public Accounting Firm Thereon)

MOSAIC UNION SAVINGS PLAN

Plan No.  019

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Mosaic Union Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Mosaic Union Savings Plan (the Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Mosaic Union Savings Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Minneapolis, Minnesota

June 27, 2014

MOSAIC UNION SAVINGS PLAN

Plan No. 019

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012

	2013	2012
Assets:
Investments, at fair value	$156,984,662	$134,195,496

Receivables:
Employer contributions	4,889,205	4,882,758
Participant contributions	—	81
Notes receivable from participants	9,418,111	8,488,275

Total receivables	14,307,316	13,371,114

Net assets available for benefits before adjustment	171,291,978	147,566,610

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(692,356)	(1,240,574)

Net assets available for benefits	$170,599,622	$146,326,036

See accompanying notes to financial statements.

2

MOSAIC UNION SAVINGS PLAN

Plan No. 019

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2013 and 2012

	2013	2012
Additions to net assets attributed to:
Investment income:
Interest and dividends	$1,379,616	$1,991,618
Net realized and unrealized appreciation (depreciation) in fair value of investments:
Common / collective trusts	13,954,939	2,801,291
Mutual funds	4,581,446	7,304,255
Mosaic stock fund	(1,344,845)	1,138,589

Net investment income	18,571,156	13,235,753

Contributions:
Participants	11,512,527	10,782,466
Employer	8,888,695	8,359,178

Total contributions	20,401,222	19,141,644

Asset transfers from qualified plans	35,459	—
Other	8,515	11,236

Total additions	39,016,352	32,388,633

Deductions from net assets attributed to:
Benefits paid	14,308,851	10,861,393
Asset transfers to qualified plans	75,337	277,932
Administrative fees	358,578	354,549

Total deductions	14,742,766	11,493,874

Net increase	24,273,586	20,894,759

Net assets available for benefits:
Beginning of year	146,326,036	125,431,277

End of year	$170,599,622	$146,326,036

See accompanying notes to financial statements.

3

MOSAIC UNION SAVINGS PLAN

Plan No. 019

Notes to Financial Statements

December 31, 2013 and 2012

(1)	Description of the Plan

The following description of the Mosaic Union Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan was established pursuant to collective bargaining agreements with the unions.

(a)	General

The following hourly employees of The Mosaic Company (the Company) are eligible to participate upon their hire date:

Employees represented by Local #188-A of the United Steelworkers of America at the Carlsbad, New Mexico operations;

Employees represented by Local #1625 International Chemical Workers Union Council of the United Food and Commercial Workers International Union at the New Wales, Florida operations;

Employees represented by Local #35C International Chemical Workers Union Council of the United Food and Commercial Workers International Union at the Four Corners, Florida operations;

Employees represented by Local #1625 International Chemical Workers Union Council of the United Food and Commercial Workers International Union at the Port Sutton, Florida facility (through December 23, 2003);

Employees represented by Local #12458-02 of the United Steelworkers of America at the Hutchinson, Kansas operations (through October 31, 2005);

Employees represented by Local #22 Bakery, Confectionary, Tobacco Workers, and Grain Millers at the Savage, Minnesota operations;

Employees represented by Locals #39C, 439C, and 814C International Chemical Workers Union Council of the United Food and Commercial Workers International Union at the Bartow, Tampa, and Hookers Prairie, Florida operations;

Employees represented by Allied-Industrial Union and its Local #4-227, AFL-CIO, CLC at the Houston, Texas operations (through December 11, 2008); and

Employees represented by Local #7-662 of the United Steelworkers of America at the Pekin, Illinois operations.

Pursuant to certain collective bargaining agreements, newly hired represented employees are automatically enrolled in the Plan upon meeting the eligibility requirements. A participant is assumed to have authorized the Company to withhold from each paycheck a union-negotiated percentage of pay on a before-tax basis. Automatic payroll withholding can begin no sooner than

4	(Continued)

MOSAIC UNION SAVINGS PLAN

Plan No. 019

Notes to Financial Statements

December 31, 2013 and 2012

60 days from date of hire. A participant has the right to decline automatic enrollment within 60 days from date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

(b)	Contributions

The Plan is funded by contributions from participants in the form of payroll deductions/salary reductions from 1% to 75% of participants’ eligible pay (subject to Internal Revenue Service (IRS) annual statutory limits of $17,500 and $17,000 for 2013 and 2012, respectively) in before-tax dollars. Additional before-tax “catch-up” contributions are allowed above the IRS annual dollar limit for employees at least age 50 or who will reach age 50 during a given calendar year. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan is also funded by Company matching contributions, which are subject to certain limitations imposed by Section 415 of the Internal Revenue Code (IRC). Participants should refer to their collective bargaining agreement or contact local Human Resources to determine the specific matching contributions.

Pursuant to certain collective bargaining agreements, the Company added a Defined Contribution Retirement Plan (DCRP) feature to the Plan. Pursuant to certain collective bargaining agreements, the Plan was amended to allow certain participants to freeze their defined benefit accruals and begin participating in the DCRP feature of the Plan. The Company contribution to the DCRP feature is based on a percentage of an employee’s eligible pay. The Plan has become the primary retirement vehicle for employees covered by certain collective bargaining agreements. Generally, a participant must be employed on the last day of the Plan year to be eligible for the DCRP contribution.

Participants may roll over their vested benefits from other qualified retirement plans to the Plan.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company contributions and (b) Plan earnings. Each participant’s account is charged with an allocation of certain administrative expenses. Allocations are based on earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Administrative Expenses

Administrative expenses are to be paid by the Plan but may be paid by the Company.

(e)	Investment Programs

The Plan’s investments are administered by Vanguard Fiduciary Trust Company. Participants can choose from among twenty-five investment funds.

Participants may elect to change the investment direction of their existing account balances and their future contributions daily.

5	(Continued)

MOSAIC UNION SAVINGS PLAN

Plan No. 019

Notes to Financial Statements

December 31, 2013 and 2012

(f)	Vesting

Participants are immediately vested in the portion of their account related to participant contributions, Company matching contributions, and earnings thereon. Certain participants eligible for DCRP contributions are vested in their DCRP account after either three years of service, attaining age 65, or death while an employee. Forfeited nonvested accounts will be used to reduce future employer contributions. In 2013 and 2012, Company contributions were reduced by $49,704 and $27,408, respectively, from forfeited nonvested accounts.

(g)	Withdrawals

Participants may withdraw their vested account balance upon termination of employment. Under certain conditions of financial hardship, participants working for the Company may withdraw certain funds, but their participation in the Plan will be suspended for six months. Certain withdrawals are available after age 59 1⁄2 or in the event of disability. Additionally, while still employed, in-service withdrawals are available subject to certain requirements and limitations.

Subject to potential IRS penalties, participants whose employment is terminated and have a vested account balance in excess of $5,000 may receive their distribution in a lump sum or installments that commence immediately after termination or a later date, but no later than age 70 1⁄2. Participants may be entitled to additional forms of payment or may need to obtain spousal consent to a distribution or withdrawal if the participant had an account balance from another qualified plan, that plan was maintained by a company that was acquired by the Company, and the participant’s account balance was transferred to this Plan.

(h)	Notes Receivable from Participants

Participants in the Plan may be granted loans subject to certain terms and maximum dollar or plan account balance limits, as defined by the Plan. Principal repayments, whose terms range from six months to five years, and related interest income are credited to the borrowing participant’s account. Generally, loan payments are made by payroll deductions. The loan interest rate that will be charged for both general purpose and residential loans is calculated on a monthly basis using the prime rate, as quoted in The Wall Street Journal, plus 1%. Interest rates on outstanding loans ranged from 4.25% to 9.25% in 2013 and 2012. Principal and interest are paid through payroll deductions.

(i)	Plan Termination

Although it has not expressed any interest to do so, the Company reserves the right under the Plan (subject to the collective bargaining agreements) to make changes at any time or even suspend or terminate the Plan subject to the provisions of ERISA.

(2)	Summary of Significant Accounting Policies

(a)	Investment Valuation and Income Recognition

Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value for shares of mutual and common/collective trust funds is the net asset value of those shares or units, as determined by the respective funds.

6	(Continued)

MOSAIC UNION SAVINGS PLAN

Plan No. 019

Notes to Financial Statements

December 31, 2013 and 2012

Purchases and sales of securities are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest from investments is recorded on the accrual basis. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

(b)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(c)	Fully Benefit-Responsive Investment Contracts

As described in the Financial Accounting Standards Board (FASB) issued Staff Position, FASB Accounting Standards Codification (ASC) 946-210-45, Financial Services – Investment Companies, Balance Sheet – Other Presentation Matters (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, the FSP states that contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

The Plan invests in a common/collective trust fund, Vanguard Retirement Savings Trust, which owns fully benefit-responsive investment contracts. The Plan reports the Vanguard Retirement Savings Trust fund at fair value and recognized an adjustment from fair value to contract value for the fully benefit-responsive investment contracts of $(692,356) and $(1,240,574) as of December 31, 2013 and 2012, respectively, in the accompanying statements of net assets available for benefits.

(d)	Payment of Benefits

Benefit payments are recorded when paid.

(e)	Use of Estimates

The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

7	(Continued)

MOSAIC UNION SAVINGS PLAN

Plan No. 019

Notes to Financial Statements

December 31, 2013 and 2012

(f)	Notes Receivable to Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

(g)	Expenses

Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net realized and unrealized appreciation in fair value of investments.

(h)	Recent Accounting Pronouncements

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS, which is intended to create consistency between U.S. GAAP and International Financial Reporting Standards (IFRS). The amendments include clarification on the application of certain existing fair value measurement guidance and expanded disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. The Plan adopted the provisions of the standard for the year ended December 31, 2012. The adoption of this standard did not have a material effect on the Plan’s financial statements.

(3)	Fair Value Measurements

ASC 820, Fair Value Measurement, defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 established three levels of inputs that may be used to measure fair value:

•	Level 1: Quoted prices in active markets for identical assets or liabilities;

•	Level 2: Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

8	(Continued)

MOSAIC UNION SAVINGS PLAN

Plan No. 019

Notes to Financial Statements

December 31, 2013 and 2012

•	Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Instruments	Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2013 and 2012 (Level 1, 2, and 3 inputs are defined above):

	Assets at fair value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Common stock	$7,555,555	$—	$—	$7,555,555
Mutual funds
Bonds	10,312,878	—	—	10,312,878
Domestic equity	14,706,646	—	—	14,706,646
International equity	8,094,775	—	—	8,094,775
Money market funds	459,401	—	—	459,401
Common/collective trusts
Equity mutual funds	—	90,318,919	—	90,318,919
Short duration fixed income funds	—	25,536,488	—	25,536,488

Total investments measured at fair value	$41,129,255	$115,855,407	$—	$156,984,662

	Assets at fair value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Common stock	$9,637,023	$—	$—	$9,637,023
Mutual funds
Bonds	11,845,719	—	—	11,845,719
Domestic equity	21,613,927	—	—	21,613,927
International equity	6,713,103	—	—	6,713,103
Money market funds	477,452	—	—	477,452
Common/collective trusts
Equity mutual funds	—	59,265,580	—	59,265,580
Short duration fixed income funds	—	24,642,692	—	24,642,692

Total investments measured at fair value	$50,287,224	$83,908,272	$—	$134,195,496

Common stocks traded on national exchanges are valued at their closing market prices.

The common/collective trust fund is made up of investments in traditional contracts issued by insurance companies and banks, alternative investment contracts, and short-term investments. For traditional investment contracts, fair value is determined by calculating the present value of expected future cash flows for each contract. A contract represents contributions made plus interest accrued at the contract rate, less withdrawals. The fair value for alternative investment contracts is determined by aggregating the

9	(Continued)

MOSAIC UNION SAVINGS PLAN

Plan No. 019

Notes to Financial Statements

December 31, 2013 and 2012

market value of the underlying investment in Vanguard mutual funds and bond trusts plus the value of the wrap contract, if any. The investments in mutual funds are valued at the net asset value of each fund or trust determined as of the close of the NYSE on the valuation date.

For the years ended December 31, 2013 and 2012, the Plan held no assets in which significant unobservable inputs (Level 3) were used in determining fair value. The Plan had significant transfers between Levels 1 and 2 during the year ended December 31, 2012. In March 2012, eleven Target Retirement Funds were exchanged for the equivalent Target Retirement Trusts. The underlying investments in Target Retirement Trusts are the same as Target Retirement Funds. Target Retirement Trusts are collective trust investments.

(4)	Significant Investments

Individual investments that represent 5% or more of net assets available for benefits were as follows:

	2013	2012
Mutual funds:
Delaware U.S. Growth Fund	$8,763,567	$	*
Vanguard Institutional Index Fund	**		9,077,172
Vanguard PRIMECAP Fund	**		7,389,408
Common / Collective Trust funds:
Northern Trust S&P 500 Index Fund	12,500,047		*
Vanguard Target Retirement 2015 Fund	10,975,615		9,522,173
Vanguard Target Retirement 2020 Fund	19,035,696		15,669,991
Vanguard Target Retirement 2025 Fund	13,129,439		10,085,751
Vanguard Target Retirement 2030 Fund	8,678,806		*
Vanguard Retirement Savings Master Trust	25,536,488		24,642,692
Mosaic Stock Fund	**		9,637,023

*	Represents an investment that is less than 5% of the Plan’s net assets available for benefits at December 31, 2012
**	Represents an investment that is less than 5% of the Plan’s net assets available for benefits at December 31, 2013

(5)	Federal Income Tax Status

The Plan has received a determination letter from the IRS dated October 18, 2010 stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC, and therefore, the Plan, as amended, is qualified and is tax-exempt.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected

10	(Continued)

MOSAIC UNION SAVINGS PLAN

Plan No. 019

Notes to Financial Statements

December 31, 2013 and 2012

to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2008.

(6)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

A portion of the Plan’s net assets is invested in the common stock of the Company. At December 31, 2013 and 2012, approximately 4% and 7%, respectively, of the Plan’s total assets were invested in the Company’s common stock. The underlying value of the Company common stock is entirely dependent upon the performance of the Company and the market’s evaluation of such performance.

(7)	Party-in-Interest Transactions

Transactions resulting in Plan assets being transferred to or used by a related party are prohibited under ERISA unless a specific exemption applied. Vanguard Fiduciary Trust Company is a party-in-interest as defined by ERISA as a result of being trustee of the Plan. The Plan invests in funds managed by Vanguard Fiduciary Trust Company. The Plan also engages in transactions involving the acquisition or disposition of common stock of the Company, a party in interest with respect to the Plan. The Plan also engages in loans to participants. These transactions are covered by an exemption from the “prohibited transactions” provisions of ERISA and the IRC.

(8)	Subsequent Events

The Plan has evaluated subsequent events from the statement of net assets available for benefits date through June 27, 2014, the date at which financial statements were available to be issued, and determined there were no other items to disclose.

11	(Continued)

SUPPLEMENTAL SCHEDULE

Schedule

MOSAIC UNION SAVINGS PLAN

Plan No. 019

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issuer	Description	Number of shares	Current value
PIMCO	PIMCO Total Return Fund Institutional Class	535,157	$5,720,825
MFS Investment Management	MFS Institutional International Equity Fund	10,036	225,111
T. Rowe Price Trust Co.	T. Rowe Price Small Cap Stock	134,779	2,730,625
Delaware Investments	Delaware U.S. Growth Fund	351,386	8,763,567
Northern Trust Global Investments	Northern Trust S&P 500 Index Fund	66,831	12,500,047
	Northern Trust Russell 2000 Index Fund	11,886	2,168,450
Vanguard Fiduciary Trust Company*	Vanguard Total Bond Market Index Fund	407,581	4,304,058
	Vanguard Prime Money Market Fund	459,401	459,401
	Vanguard Retirement Savings Master Trust	24,844,132	25,536,488
	Vanguard Windsor II Fund	49,241	3,212,454
	Vanguard Inflation-Protected Securities Fund	27,772	287,995
	Vanguard Target Retirement Income Fund	16,883	475,428
	Vanguard Target Retirement 2010 Trust Fund	127,608	3,311,418
	Vanguard Target Retirement 2015 Trust Fund	425,741	10,975,615
	Vanguard Target Retirement 2020 Trust Fund	752,994	19,035,696
	Vanguard Target Retirement 2025 Trust Fund	529,840	13,129,439
	Vanguard Target Retirement 2030 Trust Fund	358,184	8,678,806
	Vanguard Target Retirement 2035 Trust Fund	264,951	6,419,771
	Vanguard Target Retirement 2040 Trust Fund	199,848	4,928,242
	Vanguard Target Retirement 2045 Trust Fund	184,581	4,549,933
	Vanguard Target Retirement 2050 Trust Fund	146,975	3,640,582
	Vanguard Target Retirement 2055 Trust Fund	14,163	470,204
	Vanguard Target Retirement 2060 Trust Fund	1,348	35,288
	Vanguard Total International Stock Index Fund	70,259	7,869,664
The Mosaic Company*	Mosaic Stock Fund	159,838	7,555,555

			$156,984,662

N/A	Notes receivable from participants due through December 2018		$9,418,111

*	Indicates party-in-interest to the Plan
**	Historical cost is not required for participant directed accounts

See accompanying report of independent registered public accounting firm.

13

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the trustee (or other person who administers the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Plymouth, State of Minnesota, on the 27th day of June, 2014.

MOSAIC UNION SAVINGS PLAN

By:	Global Benefits Committee, as Plan Administrator

By:	/s/ Corrine D. Ricard
Corrine D. Ricard, Chair

S-1

Exhibit Index

Exhibit No.	Description	Incorporated Herein by Reference to	Filed with Electronic Submission
23	Consent of KPMG LLP, independent registered public accounting firm		X

E-1